

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Derek Chalmers, Ph.D., D.Sc.
President and Chief Executive Officer
Cara Therapeutics, Inc.
1 Parrot Drive
Shelton, Connecticut 06484

> **Re:** **Cara Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2013**
> **File No. 333-192230**

Dear Dr. Chalmers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Product Candidates, page 2

1. Please define the phrase "intravenous bolus injection."

Business
Commercial Partnerships
Maruishi Pharmaceutical Co., Ltd., page 89

2. We note your disclosure that you are eligible to receive payment of low double-digit royalties based on net sales, if any, under your agreement. Please revise your disclosure to provide a ten-percent range for the minimum royalty percentage and maximum royalty percentage Maruishi may be obligated to pay (e.g., "between 10% and 20%" or "in the twenties").

<u>Chong Kun Dang Pharmaceutical Corporation, page 90</u>

3. We note your disclosure that you are eligible to receive royalty payments up to a low double digit percentage based on net sales under your agreement. Please revise your disclosure to provide a ten-percent range for the maximum royalty percentage CKD may be obligated to pay.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Babak Yaghmaie
        Stephanie Levy
        Darren DeStefano
        Cooley LLP
        1114 Avenue of the Americas
        New York, New York 10036